Exhibit 99.3

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD c/o Starboard Value LP 830 Third Avenue, 3rd Floor New York, New York 10022

May __, 2014

Dear __________:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the “Starboard Group”), including Starboard Value and Opportunity Master Fund Ltd, an affiliate of Starboard Value LP, for election as a director of Quantum Corporation (the “Company”) at the Company’s 2014 annual meeting of stockholders including or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, (the “Annual Meeting”).

In consideration of your agreement to be named and serve as nominee of the Starboard Group for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $10,000 in cash upon the Starboard Group submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) $10,000 in cash upon the filing by the Starboard Group of a definitive proxy statement with the U.S. Securities and Exchange Commission (the “Proxy Statement”) relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting.  You hereby agree to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company (the “Nominee Shares”) at such time that you shall determine, but in any event no later than 14 days after receipt of such compensation; provided, however, in the event you are unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, you shall have 14 days from the first date that you can transact in the securities of the Company to acquire such securities.  If elected or appointed to serve as a director of the Company’s Board of Directors, you agree not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of your election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States.  The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices.  The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP, its investment manager

By:
Name:
Title:

Accepted and Agreed to:

____________________________